Bit Brother Limited

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

December 28, 2023

VIA EDGAR

Austin Pattan

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bit Brother Limited
Form 20-F for Year Ended June 30, 2023
File No. 001-35755

Dear Austin Pattan,

Bit Brother Limited (“we” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on November 7, 2023 regarding the Company’s Form 20-F for the fiscal year ended June 30, 2023 (the “2023 Form 20-F”) and addressed to Xianlong Wu (the “Staff’s Letter”).

Form 20-F for the Year Ended June 30, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 108

1.	We note that during your fiscal year ended June 30, 2023 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statementhfcaa-040623.

RESPONSE: In response to the Staff’s comment, we respectfully advise that we will revise our disclosure under Item 16I of Form 20-F as follows:

During our fiscal year 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our Annual Report on Form 20-F for the fiscal year ended June 30, 2022. Our auditor, a registered public accounting firm that the PCAOB was not able to inspect or investigate completely in 2022 according to the PCAOB’s December 16, 2021 determinations, issued the audit report for us for the fiscal year ended June 30, 2022. On December 15, 2022, the PCAOB issued a HFCAA determination report that vacated its December 16, 2021 determinations and removed mainland China and Hong Kong from the list of jurisdictions where it had been unable to completely inspect or investigate the registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report, as amended.

As of the date of this Form 20-F/A, to our best knowledge, (i) no governmental entities in the British Virgin Islands or in China own any ordinary shares of our company, (ii) governmental entities in China do not have a controlling financial interest in our company, (iii) none of the members of our board of directors or our subsidiaries is an official of the Chinese Communist Party, and (iv) our memorandum and articles of association, as amended, does not contain any charter of the Chinese Communist Party, including the text of any such charter.

For information supporting our assertion that governmental entities in China do not have a controlling financial interest in our company, please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F furnished as Exhibit 99.1 to the Form 20-F/A.

The Supplemental Submission is attached hereto as Exhibit A.

********

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu, Esq. at jwu@htflawyers.com and Charles Tan, Esq. at ctan@htflawyers.com or by telephone at (212) 530-2208.

Sincerely,

Bit Brother Limited

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer

cc:	Joan Wu, Esq. Charles Tan, Esq.
Hunter Taubman Fischer & Li LLC

Supplemental Submission

Pursuant to Item 16I(a) of Form 20-F

Bit Brother Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriate Act, 2023 (the “HFCAA”).

During its fiscal year 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended June 30, 2022 with the SEC with an audit report issued by Centurion ZD CPA & Co., a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Centurion ZD CPA & Co. is a registered public accounting firm headquartered in Hong Kong, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including Centurion ZD CPA & Co., until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

Mr. Xianlong Wu, the Chief Executive Officer and the Chairman of the Company, beneficially owned (determined in accordance with the SEC rules) 880,001 Class B ordinary shares, representing 0.685% of the Company’s aggregate voting power as of December 28, 2023.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, excluding the beneficial ownership of the Company’s directors and senior management, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of December 28, 2023.

Furthermore, as of the date hereof, the directors, officers and senior management of the Company consist of: Xianlong Wu, Lingyin Li, Diyu Jiang, Zhihua Liao and Anatoly Danilitskiy and we have received written confirmations from the directors and officers of the Company and its consolidated foreign operating entities and each of them represented that he/she is not an official of the Chinese Communist Party.

We have also reviewed (i) the shareholder register provided by VStock Transfer, LLC, and (ii) Schedules 13D and 13G filed by the shareholders, the absence of any Schedule 13D or 13G filing made by any foreign governmental entity with respect to the Company’s securities, and the absence of foreign government representation on its board of directors, the Company has no awareness or belief that it is owned or controlled by a government entity in mainland China.

Based on the above, the Company is not owned or controlled by a government entity in China.

Dated: December 28, 2023

Bit Brother Limited

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer

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